UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

GLEACHER & COMPANY, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

377341 10 2

(CUSIP Number)

Robert H. Weiss

General Counsel

MatlinPatterson Global Advisers LLC

520 Madison Avenue

New York, New York 10022

(212) 651-9525

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 377341 10 2

1	Name of reporting person MatlinPatterson FA Acquisition LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF, WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 35,568,261
	9	Sole dispositive power -0-
	10	Shared dispositive power 35,568,261
11	Aggregate amount beneficially owned by each reporting person 35,568,261
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 28.9%
14	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 377341 10 2

1	Name of reporting person MP II Preferred Partners L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 35,568,261
	9	Sole dispositive power -0-
	10	Shared dispositive power 35,568,261
11	Aggregate amount beneficially owned by each reporting person 35,568,261
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 28.9%
14	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 377341 10 2

1	Name of reporting person MatlinPatterson PE Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 35,568,261
	9	Sole dispositive power -0-
	10	Shared dispositive power 35,568,261
11	Aggregate amount beneficially owned by each reporting person 35,568,261
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 28.9%
14	Type of reporting person HC

SCHEDULE 13D

CUSIP No. 377341 10 2

1	Name of reporting person MatlinPatterson LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 35,568,261
	9	Sole dispositive power -0-
	10	Shared dispositive power 35,568,261
11	Aggregate amount beneficially owned by each reporting person 35,568,261
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 28.9%
14	Type of reporting person HC

SCHEDULE 13D

CUSIP No. 377341 10 2

1	Name of reporting person David J. Matlin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 35,568,261
	9	Sole dispositive power -0-
	10	Shared dispositive power 35,568,261
11	Aggregate amount beneficially owned by each reporting person 35,568,261
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 28.9%
14	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 377341 10 2

1	Name of reporting person Mark R. Patterson
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 35,568,261
	9	Sole dispositive power -0-
	10	Shared dispositive power 35,568,261
11	Aggregate amount beneficially owned by each reporting person 35,568,261
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 28.9%
14	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 377341 10 2

1	Name of reporting person MP Preferred Partners GP LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 35,568,261
	9	Sole dispositive power -0-
	10	Shared dispositive power 35,568,261
11	Aggregate amount beneficially owned by each reporting person 35,568,261
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 28.9%
14	Type of reporting person HC

INTRODUCTION.

This amendment (“Amendment No. 11”) amends the Schedule 13D Statement relating to the shares of Common Stock, par value $0.01 per share of Gleacher & Company, Inc., a Delaware corporation (the “Issuer”), dated May 14, 2007 (the “Original Statement”, and as amended by Amendment No. 1 thereto, dated July 24, 2007, Amendment No. 2 thereto, dated September 21, 2007, Amendment No. 3 thereto, dated February 26, 2008, Amendment No. 4 thereto, dated February 29, 2008, Amendment No. 5 thereto, dated June 4, 2008, Amendment No. 6 thereto, dated February 17, 2009, Amendment No. 7 thereto, dated June 4, 2009, Amendment No. 8 thereto, dated July 28, 2009, Amendment No. 9 thereto, dated August 27, 2009 and Amendment No. 10 thereto, dated February 25, 2013 (as amended, the “Amended Statement”) filed on behalf of (i) MatlinPatterson FA Acquisition LLC (“Matlin FA”), a Delaware limited liability company, (ii) MatlinPatterson Global Opportunities Partners II L.P. (“Matlin Partners (Delaware)”), a Delaware limited partnership, (iii) MatlinPatterson Global Opportunities Partners (Cayman) II L.P. (“Matlin Partners (Cayman)” and, together with Matlin Partners (Delaware), the “Matlin Partners”), a Cayman Islands limited partnership, (iv) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by each of the Matlin Partners, (v) MatlinPatterson Global Partners II LLC (“Matlin Global Partners”), a Delaware limited liability company, as the general partner of each of the Matlin Partners, (vi) MatlinPatterson PE Holdings LLC, formerly known as MatlinPatterson Asset Management LLC (“Matlin Asset Management”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (vii) MatlinPatterson LLC (“MatlinPatterson”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management, (viii) David J. Matlin and Mark R. Patterson each, as a holder of 50% of the membership interests in MatlinPatterson, (ix) Christopher Pechock and Frank Plimpton, each an employee of Matlin Advisers, as the persons named in the Proxies described in the Amended Statement, and (x) MPII Special Cayman Ltd. (“MPII Special”), an exempted company incorporated in the Cayman Islands, MP II Preferred Partners L.P. (“MP Preferred Partners”), a Cayman Islands limited partnership and MP Preferred Partners GP LLC (“MP Preferred Partners GP”), a Delaware limited liability company. Matlin FA, Matlin Asset Management, MatlinPatterson, David J. Matlin, Mark R. Patterson, MP Preferred Partners and MP Preferred Partners GP are collectively referred to in this Amendment No. 11 as the “Reporting Persons” and each is a “Reporting Person.” Christopher Pechock and Frank Plimpton ceased to hold any voting rights in the shares described in the Amended Statement as of September 21, 2007 (as reflected in Amendment No. 2 and Amendment No. 3), MP II Special ceased to be a member of Matlin FA (as reflected in Amendment No. 6), and each of Matlin Partners, Matlin Global Partners and Matlin Advisers ceased to be a member of Matlin FA as of June 4, 2009 (as reflected in Amendment No. 7) and are no longer Reporting Persons for the purpose hereof.

Capitalized terms used and not defined in this Amendment No. 11 shall have the meanings set forth in the Amended Statement. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported on the Amended Statement.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented by adding the following:

On May 2, 2013, the Reporting Persons filed a preliminary proxy statement (the “Preliminary Proxy Statement”) with the U.S. Securities and Exchange Commission (the “Commission”). The Preliminary Proxy Statement describes certain proposals regarding the Issuer, its board, management and business, including, without limitation, proposals to (i) change the composition of the board, including potentially reducing the size of the board; (ii) replace the Chief Executive Officer and Chief Operating Officer of the Issuer with a qualified restructuring professional; (iii) continue seeking strategic transactions; and (iv) expedite the ongoing downsizing of the Issuer, coupled with a sale or liquidation of the Issuer’s remaining business, and a reinvestment of the proceeds or distribution to stockholders.

Except as disclosed herein, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended and supplemented by adding the following:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D/A. A copy of such agreement is attached as Exhibit 22 to this Schedule 13D/A and is incorporated by reference herein.

Matlin FA, on behalf of the Reporting Persons, has entered into a nominee agreement (the “Nominee Agreements”) with each of Mark R. Patterson, Christopher R. Pechock, Carl W. McKinzie, Jaime Lifton, Edwin M. Banks, Keith B. Hall, Nasir A. Hasan and Marshall Cohen (the “Nominees”), pursuant to which Matlin FA, on behalf of the Reporting Persons, has agreed to pay the costs of soliciting proxies in connection with the Annual Meeting, and to defend and indemnify such Nominees against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as candidates for election to the Board and the solicitation of proxies in support of their election. The Nominees will not receive any compensation from Matlin FA or its affiliates for their services as directors of the Issuer if elected. If elected, the Nominees will be entitled to such compensation from the Issuer as is consistent with the Issuer’s practices for services of directors. This summary of the Nominee Agreements is qualified in its entirety by reference to the full text of the Form of Nominee Agreement, a copy of which is attached as Exhibit 23 to this Schedule 13D/A and is incorporated by reference herein.

Other than the joint filing agreement and the Nominee Agreements, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	Material to be Filed As Exhibits

Item 7 is amended and supplemented by adding the following:

22	Joint Filing Agreement dated as of May 2, 2013.

23	Form of Nominee Agreement.

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 2, 2013	MATLINPATTERSON FA ACQUISITION LLC

/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	Vice President

Dated: May 2, 2013	MP PREFERRED PARTNERS GP LLC

/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

Dated: May 2, 2013	MATLINPATTERSON LLC

/s/ Mark R. Patterson
	Name:	Mark R. Patterson
	Title:	Member

Dated: May 2, 2013	MATLINPATTERSON PE HOLDINGS LLC

/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

Dated: May 2, 2013	MP II PREFERRED PARTNERS L.P.

	By:	MP Preferred Partners GP LLC, its general partner

/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

Dated: May 2, 2013	DAVID J. MATLIN

/s/ David J. Matlin
	Name:	David J. Matlin

Dated: May 2, 2013	MARK R. PATTERSON

/s/ Mark R. Patterson
	Name:	Mark R. Patterson

EXHIBIT INDEX

22	Joint Filing Agreement dated as of May 2, 2013.

23	Form of Nominee Agreement.